Filed Pursuant to Rule 253(g)(2)

File No. 024-11033

BLOCKSTACK PBC

SUPPLEMENT NO. 4 DATED FEBRUARY 10, 2020

TO THE OFFERING CIRCULAR DATED JULY 11, 2019

This document supplements, and should be read in conjunction with, the offering circular of Blockstack PBC (“Blockstack,” or the “Company”) dated July 11, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Offering Circular”), the Supplement No. 1 to the Offering Circular dated August 22, 2019 and filed by the Company with the SEC on August 22, 2019, the Supplement No. 2 to the Offering Circular dated October 23, 2019 and filed by the Company with the SEC on October 24, 2019, and the Supplement No. 3 to the Offering Circular dated November 1, 2019 and filed by the Company with the SEC on November 1, 2019. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose that, as of February 10, 2020, Blockstack has determined to pause the App Mining program described in the Offering Circular, as it reserved the right to do in the section of that circular captioned “Plan of Distribution,” following the distribution of the Stacks Tokens earned as rewards under the program during the month of February 2020 (the “February 2020 Distribution Date”). Blockstack has published an announcement explaining its decision on its corporate blog at blockstack.org/blog, which has been filed as an exhibit to a current report on Form 1-U filed concurrently with this supplement. Although the App Mining program may be restarted at a later date, Blockstack currently anticipates that any such relaunch of the program would not be controlled by it, and as a result Blockstack currently anticipates that, immediately following the distribution of Stacks Tokens earned under the program on the February 2020 Distribution Date, it will end its offering of Stacks Tokens under the App Mining program pursuant to its offering statement qualified on July 10, 2019, as amended, by the U.S. Securities and Exchange Commission (“SEC”) under Regulation A.